SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Erie Family Life Insurance Company
(Name of Subject Company (issuer))
Erie Acquisition Inc.
which is wholly owned by
Erie Indemnity Company and Erie Insurance Exchange
(Names of Filing Persons — Offeror)
Common stock, par value $0.40 per share
(Title of Class of Securities)
295242 10 1
CUSIP Number of Class of Securities
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:

Frederick W. Dreher, Esquire	John Evangelakos, Esquire
Richard L. Cohen, Esquire	Sullivan & Cromwell LLP
Duane Morris LLP	125 Broad Street
30 S. 17th Street	New York, New York 10004
Philadelphia, Pennsylvania 19103	(212) 558-4000
(215) 979-1234
Calculation Of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$75,217,216	$8,048.24

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company, not owned by Erie Indemnity Company or Erie Insurance Exchange, at a purchase price of $32.00 per share, net to the seller in cash. As of April 27, 2006 and the date of this Amendment No.1, 9,450,000 shares of Erie Family Life Insurance Company common stock were outstanding, of which an aggregate of 7,099,462 shares were owned by Erie Indemnity Company and Erie Insurance Exchange. As a result, this calculation assumes the purchase of 2,350,538 shares of Erie Family Life Insurance Company common stock.

(2)	Calculated as 0.0107% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,048.24
Form or Registration No.: Schedule TO
Filing Party: Erie Acquisition Inc.
Date Filed: April 27, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements to the extent set forth herein the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on April 27, 2006 by Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”), which is owned 21.6% by Erie Indemnity Company, a Pennsylvania corporation (“Erie Indemnity”) and 78.4% by Erie Insurance Exchange, a Pennsylvania reciprocal insurance exchange (the “Exchange”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company (“EFL”) not owned by Erie Indemnity or the Exchange (the “Shares”), at a purchase price of $32.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which terms and conditions, as amended or supplemented from time to time, together constitute the “Offer.”
Item 4. Terms of the Transaction.
     (a) Subsequent to April 27, 2006, Erie Indemnity received signed agreements from two shareholders owning an aggregate of 154,482 Shares in which two Erie Indemnity directors have indirect interests to refrain from tendering any Shares in the Offer. As a result, those Shares no longer will be assumed to have been tendered, which will decrease the number of shares required to satisfy the Minimum Condition by 154,482 Shares to 1,033,345 Shares. To reflect this change, the last paragraph beginning on page 7 of the Offer to Purchase under “Introduction” is amended to read in its entirety as follows:
     “The Minimum Condition requires the tender of a majority of the shares of EFL common stock owned by EFL shareholders other than Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Pension Plan in order for the Offer to be consummated. The ownership of shares of EFL common stock by each of Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Pension Plan for this purpose is set forth on Schedule B to this Offer to Purchase. As of April 26, 2006, Erie Indemnity, the Exchange, the directors and executive officers of Erie Indemnity and the Erie Pension Plan collectively had direct and indirect ownership interests in 7,383,310.34 shares of EFL common stock, or 78.1% of the outstanding shares of EFL common stock, for purposes of calculating the Minimum Condition. EFL had 9,450,000 shares outstanding as of April 26, 2006. The Erie Pension Plan will not tender Shares in the Offer. In addition, to assure accurate calculation of whether the Minimum Condition has been satisfied, the record owners of Shares in which any director or executive officer of Erie Indemnity has a direct or indirect ownership interest have agreed in writing to refrain from tendering Shares in the Offer. As a result, at least 1,033,345 of the publicly held Shares must be tendered to satisfy the Minimum Condition.”
     For the foregoing reason, the paragraph on page 38 of the Offer to Purchase under “The Offer—Certain Information Concerning EFL— Intent to Tender; Recommendation; EFL Opinion” is amended to read in its entirety as follows:
     “Intent to Tender; Recommendation; EFL Opinion. As of the date hereof, (i) none of EFL, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer and (ii) EFL has not made public any appraisal, report or opinion on the fairness of this transaction. To assure accurate calculation of whether the Minimum Condition has been satisfied, the record owners of Shares in which any director or executive officer of Erie Indemnity has a direct or indirect ownership interest have agreed in writing to refrain from tendering Shares in the Offer. All of the directors and executive officers of EFL are also directors and executive officers of Erie Indemnity.”
     In addition, the paragraph on page 43 of the Offer to Purchase under “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange — Intent to Tender” is amended to read in its entirety as follows:
     “Intent to Tender. To assure accurate calculation of whether the Minimum Condition has been satisfied, the record owners of Shares in which any director or executive officer of Erie Indemnity has a direct or indirect ownership interest have agreed in writing to refrain from tendering Shares in the Offer.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) The third sentence on page 25 of the Offer to Purchase under “Special Factors—Terms and Structure of Erie Indemnity’s and the Exchange’s Ownership and Operating Relationships with EFL” that reads “The description provided in this Offer for Purchase regarding these transactions is qualified by reference to EFL’s Form 10-K. “ is deleted.
Item 6. Purpose of the Transaction and Plans or Proposals
     A new fifth paragraph is added on page 12 of the Offer to Purchase under “Special Factors—Background of the Merger” that reads in its entirety as follows:
     “While Erie Indemnity’s board of directors determined that CCW did not have a conflict of interest in undertaking its engagement, the directors noted that CCW was selected based upon the recommendation of Erie Indemnity’s management and that CCW had worked with Erie Indemnity in connection with an offering of Erie Indemnity class A common stock on behalf of a significant shareholder in the first quarter of 2003. See “Special Factors—Financial Analyses of Erie Indemnity’s Financial Advisor.” Erie Indemnity’s board of directors determined that in light of these circumstances, it wished to retain a second investment banking firm, hired and directly supervised by a committee of Erie Indemnity’s board of directors, that had no prior investment banking or any other advisory arrangements with Erie Indemnity and that was compensated by a fee that was not subject to any contingencies, such as the successful completion of the proposed tender offer.”
     A new first full paragraph is added on page 13 of the Offer to Purchase under “Special Factors—Background of the Merger” that reads in its entirety as follows:
     “On February 21, 2006, at the meeting of EFL’s audit committee, EFL’s audit committee and EFL management, in consultation with Ernest & Young LLP, formally concluded that the material weakness previously reported had been resolved.”
     The final paragraph on page 13 of the Offer to Purchase under “Special Factors—Background of the Merger” is amended to read in its entirety as follows:
     “On March 21, 2006, Erie Indemnity’s board of directors held a meeting by telephone conference in which representatives of Duane Morris, Sullivan & Cromwell and Houlihan Lokey

participated. At the meeting, John T. Baily, on behalf of the ad-hoc committee, summarized the ad-hoc committee’s activities since the February 20, 2006 board meeting. A representative of Houlihan Lokey then described the process Houlihan Lokey had undertaken in its review of the CCW Presentation and the conclusion set forth in the Houlihan Lokey Letter. After discussion of the Houlihan Lokey Letter, a representative of CCW joined the meeting and informed Erie Indemnity’s board that, although CCW had not been requested to update its financial analyses with respect to EFL, CCW was not aware of any developments since the date on which its analyses were prepared that it believed would materially alter such analyses. Management next reviewed with Erie Indemnity’s directors various factors previously considered by Erie Indemnity’s board of directors in connection with its review of the procedural and financial fairness of the tender offer to the EFL shareholders.
     “Following this review, Erie Indemnity’s directors discussed an Offer price. In determining an Offer price, Erie Indemnity’s board of directors considered the historical trading of the EFL shares by volume, which indicated that 95.1% of trades were below $31.99 per share during the past three years and 99.6% of trades were below $31.99 per share during the past year. Erie Indemnity’s board of directors also noted the implied share price range for EFL common stock reflected in the Financial Analysis Summary of the CCW Presentation of $30.00 and $33.50 per share and determined that the mid-point of that range, or $31.75, was a fair and reasonable price that fell on the high end of the trading range of EFL shares during both the prior three-year and one-year periods. Erie Indemnity’s board of directors next determined that the Offer price should not be lower than $31.75, primarily because of concern that such a price would not result in the tender of a sufficient number of Shares to satisfy the Minimum Condition. Erie Indemnity’s board of directors then determined that an amount in excess of $31.75 would be justified in terms of both fairness to unaffiliated shareholders of EFL and shareholders of Erie Indemnity, and because it would more likely result in the tender of a sufficient number of Shares to satisfy the Minimum Condition. As part of the discussion, it was noted that consideration of $32.00 per share represented a 15.1% premium over the average closing price of EFL common stock for the 90 trading days immediately prior to the date of the meeting. Following this discussion, Erie Indemnity’s directors approved an Offer price of $32.00 per share in cash. One director, John R. Graham, was not present at the meeting and three directors, Jonathan Hirt Hagen, Susan Hirt Hagen and F. William Hirt, abstained from voting because of their direct ownership of Shares or their relationship to entities or family members that own Shares. See Section 8, “The Offer — Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange — Interests of Executive Officers and Directors of Erie Indemnity” for a description of certain relationships between EFL and the executive officers and directors of Erie Indemnity, all of which Erie Indemnity’s board of directors were aware of at the time the Offer price was established. ”
Item 11. Additional Information
     (a)(5) On May 15, 2006, a lawsuit was filed in the United States District Court for the Western District of Pennsylvania relating to the Offer and the Merger. To disclose this lawsuit, a new fourth paragraph is added on page 48 of the Offer to Purchase under “The Offer— Certain Legal Matters” to read in its entirety as follows:
     “Shareholder Litigation. On May 15, 2006, an individual shareholder of EFL filed a complaint in the United States District Court for the Western District of Pennsylvania purporting to commence a class action lawsuit against Erie Indemnity, the Exchange, EFL and each of the individual board members of Erie Indemnity and EFL. The complaint was styled as Lin Lan v. Ludrof, et al (C.A. No. 06-114E). In general, the complaint alleges, among other things, breaches of fiduciary duty by Erie Indemnity, the Exchange, EFL and each of the current individual board members of Erie Indemnity and EFL other than Kaj Ahlmann in connection with the Offer and Merger. Among other remedies, the complaint seeks rescission in the event the proposed transaction occurs and damages in an unspecified amount. Erie Indemnity, on behalf of itself and the Exchange, intends to defend the claims vigorously.”
     (b) The second to last paragraph on page 46 under “The Offer— Certain Conditions of the Offer” in the Offer to Purchase is hereby amended to read in its entirety as follows:
     “The foregoing conditions are for the sole benefit of the Purchaser, Erie Indemnity and the Exchange and may be asserted by the Purchaser, Erie Indemnity or the Exchange regardless of the circumstances giving rise to any such conditions, except if caused by any action or inaction by the Purchaser, Erie Indemnity or the Exchange, or may be waived by the Purchaser, Erie Indemnity or the Exchange in whole or in part, but only as to all Shares, at or prior to the time of the expiration of the Offer, in their reasonable discretion. The failure by the Purchaser, Erie Indemnity or the Exchange at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at or prior to the time of the expiration of the Offer. Notwithstanding the foregoing, Erie Indemnity and the Exchange shall not purchase the Shares in the Offer if less than a majority of the outstanding shares of EFL common stock, other than shares owned by Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Pension Plan, are validly tendered and not withdrawn.”
Item 13. Information Required by Schedule 13E-3
Item 4. Terms of the Transaction
     (d) The sixth full paragraph on page 44 under “The Offer—Merger; Appraisal Rights; Rule 13e-3” in the Offer to Purchase is hereby amended to read in its entirety as follows:
     “The foregoing discussion is a summary of the material provisions pertaining to appraisal rights under the BCL. The full text of Subchapter D and Section 1930 of the BCL are included as Schedule C to this Offer to Purchase.”
Item 8. Fairness of the Transaction
     The first paragraph on page 16 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” is amended to read in its entirety as follows:
     “Although Erie Indemnity’s board of directors will not make any recommendation to the shareholders of EFL with respect to the Offer, for purposes of responding to, and complying with, the requirements of Rule 13e-3 under the Exchange Act, Erie Indemnity’s board of directors, on behalf of Erie Indemnity and the Exchange, believes that the Offer and the Merger are both procedurally and financially fair to unaffiliated shareholders. Erie Indemnity’s board of directors considered the following factors, each of which, in its judgment, supports the conclusion as to the fairness of the Offer and the Merger.”

     The second bullet point on page 16 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” is amended to read in its entirety as follows:
     “• The Offer and the Merger will each provide cash consideration to the EFL shareholders other than Erie Indemnity and the Exchange. The $32.00 per share cash consideration payable in the Offer represents a 6.7% premium to the closing price of EFL common stock on the OTC Bulletin Board on March 21, 2006, the last trading day prior to public announcement of the proposed Offer, and a 15.1% premium over the average closing price of EFL common stock for the 90 trading days immediately prior to the public announcement of the Offer. Based upon the foregoing and a review of the historical trading of EFL common stock by volume, which indicated that 95.1% of trades were below $31.99 per share during the past three years and 99.6% of trades were below $31.99 per share during the past year, Erie Indemnity’s board of directors determined that the $32.00 per share cash consideration to unaffiliated shareholders was fair in relation to historical market prices. See “Special Factors — Financial Analyses of Erie Indemnity’s Financial Advisor — Public Market Trading Analysis;” and “— Premiums Paid Analysis;””
     The first full paragraph on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” is amended to read in its entirety as follows:
     “Erie Indemnity’s board of directors also considered the net book value per share of EFL, which was $27.09 per share as of December 31, 2005. Net book value per share is calculated by dividing shareholders’ equity by the weighted average number of shares of common stock outstanding. Erie Indemnity’s board of directors noted that the $32.00 per share cash consideration in the Offer was considerably higher than the net book value per share at December 31, 2005. On this basis, Erie Indemnity’s board of directors determined that the $32.00 per share cash consideration in the Offer constituted fair value in relation to EFL’s net book value. Erie Indemnity did not calculate a stand-alone going concern value of EFL. Erie Indemnity’s board of directors considered that the going concern value was not an appropriate method of determining the value of the Shares for the purpose of the Offer and the Merger. A valuation that contemplates the sale of a company as a going concern incorporates into that valuation a premium for the control of that company. In light of the fact that Erie Indemnity and the Exchange already have, and will continue to have, control of EFL, Erie Indemnity’s board of directors does not believe that it would be appropriate for the securities of the unaffiliated shareholders to be valued on a basis that includes a control premium. For the foregoing reasons, Erie Indemnity’s board of directors does not believe that a “going concern” valuation would be an appropriate method of determining the fair value of the Shares for the purposes of the Offer and the Merger.”
     A new paragraph is added on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” immediately following the first set of bullet points to read in its entirety as follows:
     “The absence of the safeguards discussed in the latter three bullet points were considered negatively by Erie Indemnity’s board of directors in considering whether the Offer and the Merger are procedurally fair to unaffiliated shareholders. In addition, as a result of the actual or potential conflicts of interest in connection with the Offer and the Merger, neither the Offer nor the Merger will be approved by a majority of the directors of EFL who are not employees of EFL. However, even in the absence of these safeguards, Erie Indemnity’s board of directors concluded that the Offer and the Merger are procedurally fair to unaffiliated shareholders as a result of the requirement that the Offer be accepted by a majority of EFL shareholders other than Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Pension Plan. In making this determination, Erie Indemnity’s board of directors took into account the information available to unaffiliated shareholders to permit those shareholders to make an informed decision.”
     A new paragraph is added on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” immediately following the second set of bullet points that reads in its entirety as follows:
     “In making a determination that the liquidation value of EFL was not relevant, Erie Indemnity’s board of directors concluded that the liquidation value of EFL was substantially equivalent to the book value of EFL under Statutory Accounting Principles required by the National Association of Insurance Commissioners Accounting Practices and Procedures Manual, as modified to include prescribed or permitted practices of the Commonwealth of Pennsylvania (“Statutory Accounting Principles”). At December 31, 2005, EFL’s book value determined in accordance with Statutory Accounting Principles was $147.5 million, or $15.61 per share. EFL’s book value determined in accordance with U.S. generally accepted accounting principles (“GAAP”) at December 31, 2005 was $256.0 million, or $27.09 per share. In general, Statutory Accounting Principles recognize the currently realizable cash value of assets while GAAP gives greater recognition to the future income-producing potential of assets. The most significant difference between the book value of EFL determined under Statutory Accounting Principles and GAAP is the recognition of a deferred acquisition costs (“DAC”) asset under GAAP accounting. The DAC asset, in effect, represents the stream of future profits that will be generated by EFL’s policy base if it continued to operate as a going concern. Because EFL’s book value determined in accordance with Statutory Accounting Principles was considerably less than its book value determined in accordance with GAAP and did not take into account future profits, Erie Indemnity’s board of directors did not consider EFL’s book value determined in accordance with Statutory Accounting Principles, or the substantially equivalent liquidation value, to be relevant in assessing the fair value of the Shares because it was substantially less than GAAP book value and the Offer price.”
     The final sentence of the first full paragraph on page 18 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” is amended to read in its entirety as follows:
     “Erie Indemnity’s board of directors further determined that the factors favoring the fairness of the Offer and the Merger to unaffiliated shareholders outweighed the factors not favoring the fairness of the Offer and the Merger to unaffiliated shareholders.”
     The first sentence of the first full paragraph on page 41 of the Offer to Purchase under Section 8, “The Offer — Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange — Interests of Executive Officers and Directors of Erie Indemnity” is amended in its entirety to read as follows:

     “In addition, the ownership of Shares by certain executive officers and directors present such executive officers and directors with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to unaffiliated shareholders.”
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a), (b) and (c)
     The paragraph following the two bullet points on page 18 of the Offer to Purchase under “Special Factors—Financial Analyses of Erie Indemnity’s Financial Advisor” is amended to read in its entirety as follows:
     “As noted above, prior to its engagement, CCW acted as a co-manager, together with four other investment banking firms, in a secondary offering of Erie Indemnity class A common stock in the first quarter of 2003 on behalf of a significant shareholder of Erie Indemnity. Erie Indemnity received no proceeds in connection with the secondary offering and consequently paid no fees for the transaction to CCW for services in connection with such offering. CCW also issues equity research coverage on Erie Indemnity. Erie Indemnity has no contractual arrangement with CCW, nor has Erie Indemnity paid CCW any fees, with respect to equity research coverage of Erie Indemnity. Erie Indemnity’s board of directors determined that the foregoing relationships did not create a conflict of interest for purposes of CCW’s engagement. See Section 15, “The Offer — Fees and Expenses” for a description of the fee arrangement and other relationships between CCW and Erie Indemnity.”
     A new paragraph is added on page 21 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger—Public Market Trading Analysis” that reads in its entirety as follows:
     “The companies referenced in CCW’s public market trading analysis were selected primarily because they were insurance companies, predominantly focused on providing life insurance, with market capitalizations of between $250 million and $3.5 billion. In performing this analysis, CCW applied to corresponding financial data of EFL selected ranges of earnings per share, or EPS, and price to book value multiples, which ranges were derived from the selected companies, of 12.0x to 13.0x in the case of calendar year 2006 estimated EPS multiples, 11.0x to 12.0x in the case of calendar year 2007 estimated EPS multiples and 1.05x to 1.15x in the case of multiples for book values as of September 30, 2005 and December 31, 2005. CCW also applied to EFL’s book value as of September 30, 2005 a selected range of multiples of price to book value as of September 30, 2005 of 1.12x to 1.22x, which range was derived taking into account the relationship of price to book value multiples relative to calendar year 2006 estimated return on equity excluding the impact of unrealized gains and losses, or ROE, for the selected companies for which calendar year 2006 ROE estimates were publicly available. No company or business used in this analysis as a comparison is identical to EFL and, accordingly, such analysis may not necessarily utilize all companies or businesses that could be deemed comparable to EFL.”
     A new paragraph is added on page 21 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger—Dividend Discount Analysis” that reads in its entirety as follows:

     “The range of terminal multiples applied by CCW in this analysis was based on, in the case of terminal forward net income multiples, the calendar year 2006 estimated EPS multiples for the selected companies referenced in CCW’s public market trading analysis and, in the case of terminal book value multiples, the book value multiple derived taking into account the calendar year 2011 estimated ROE, for EFL and the observed relationship of price to book value multiples relative to calendar year 2006 estimated ROEs for the selected companies. The range of discount rates utilized in this analysis was derived taking into account the estimated cost of equity for EFL.”
     A new paragraph is added on page 21 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger—Premiums Paid Analysis” that reads in its entirety as follows:
     “In performing this analysis, CCW applied to the closing price of EFL common stock on February 10, 2006 selected ranges of premiums, which ranges were derived taking into account the median premiums paid in selected transactions over the target companies’ closing stock price one trading day prior to the date of announcement of the relevant transaction, of 19.2% to 29.2% in the case of all of the selected transactions, 13.5% to 23.5% in the case of the selected transactions involving a financial institution, 12.2% to 22.2% in the case of the selected transactions involving an insurance company and 26.8% to 36.8% in the case of the selected transactions that were all-cash transactions. No transaction used in this analysis as a comparison is identical to the Offer and, accordingly, such analysis may not necessarily utilize all transactions that could be deemed comparable to the Offer.”
     The second sentence of the second full paragraph on page 22 of the Offer to Purchase under “Special Factors—Houlihan Lokey Letter” is amended to read in its entirety as follows:
     “The following is a summary of the material financial analyses included in the Houlihan Lokey Letter. This summary does not purport to be, and is not, a complete description of the Houlihan Lokey Letter.”
     The third full paragraph on page 22 of the Offer to Purchase under “Special Factors—Houlihan Lokey Letter” is amended to read in its entirety as follows:
     “In connection with reviewing the reasonableness of the assumptions used in the CCW Presentation, Houlihan Lokey:
1.	reviewed the CCW Presentation, including the companies and transactions identified by CCW and CCW’s dividend discount analysis;

2.	met or spoke with certain members of the senior management of EFL regarding the operations, financial condition and future prospects of EFL;

3.	conducted a limited review of the EFL Projections provided to Houlihan Lokey and CCW;

4.	reviewed EFL’s annual reports on Form 10-K for the fiscal years ended December 31, 2003 through 2005;

5.	reviewed the historical market prices for EFL’s common stock; and

6.	conducted such other studies and inquiries as Houlihan Lokey deemed appropriate for its review.
     “In connection with delivering the Houlihan Lokey Letter, Houlihan Lokey relied upon and assumed, without independent verification, among other matters, the accuracy and completeness of all data, material and other information including, without limitation, the EFL Projections, furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of EFL, and Houlihan Lokey expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based.”
     A new sentence is added to the end of the first full paragraph on page 23 of the Offer to Purchase under “Special Factors—Houlihan Lokey Letter” that reads in its entirety as follows:
     “Except as described above, Erie Indemnity imposed no other instructions or limitations on Houlihan Lokey with respect to the investigations made or the procedures followed by it in preparing the Houlihan Lokey Letter.”
Item 13. Financial Statements
     (a) “The Offer—Certain Information Concerning EFL—Selected Financial Information” and "—Comparative Per Share Data” on pages 39 and 40 of the Offer to Purchase are hereby amended to read in their entirety as follows:
     “Selected Financial Information. The following table sets forth summary historical financial data for the Company as of and for each of the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005. This summary financial information set forth below is extracted from, and should be read in conjunction with, the audited financial statements and other financial information contained in EFL’s Annual Report on Form 10-K filed with the SEC on February 24, 2006, for the year ended December 31, 2005, including the notes thereto, and EFL’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2006 for the three months ended March 31, 2006, including the notes thereto. More comprehensive financial information is included in such reports, including management’s discussion and analysis of financial condition and results of operations, and other documents filed by EFL with the SEC. The financial statements and other financial information included as Item 8 in the EFL’s Annual Report on Form 10-K for the year ended December 31, 2005 , as well as the financial statements and other financial information included as Item 1 on Form 10-Q for the three months ended March 31, 2006, are hereby incorporated by reference. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth under “—Available Information.”

	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except per share data)	2005	2004	2006	2005
Operating data
Total net policy revenue	$59,492	$56,548	$15,118	$14,408
Net investment and other income	89,067	83,881	21,583	21,087
Net realized gains (losses) on investments	317	9,404	349	(1,353)

Total revenues	148,876	149,833	37,050	34,142

Total benefits and expenses	124,561	104,541	32,427	28,682

Income before income taxes	24,315	45,292	4,623	5,460

Provision for federal income taxes	7,776	15,660	1,344	1,911

Net income	$16,539	$29,632	$3,279	$3,549

Financial position
Total assets	$1,776,360	$1,661,440	$1,749,542	$1,776,360
Notes payable to affiliates	45,000	40,000	45,000	45,000
Shareholders’ equity	255,970	271,528	242,431	255,970
Dividends declared per share	0.88	0.88	0.22	0.22
Average number of shares outstanding	9,450	9,450	9,450	9,450
     “Comparative Per Share Data. The following table presents basic and diluted income per share from continuing operations, earnings per share and book value per share is presented for each of the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006.
     “Book value per share is not a term defined by GAAP. Book value per share is calculated by dividing GAAP shareholders’ equity by the weighted average number of shares of common stock outstanding.

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
Basic and diluted income per share from continuing operations	$1.75	$3.14	$0.35	$0.38
Basic and diluted net income per share	1.75	3.14	0.35	0.38
Book value per share	27.09	28.73	25.65	27.09

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIE ACQUISITION INC.
Date: May 18, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer

ERIE INDEMNITY COMPANY, for itself and as Attorney-In-Fact for Erie Insurance Exchange
Date: May 18, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer